UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: August 16, 2018	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中芯國際集成電路製造有限公司*

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 981)

CLARIFICATION ANNOUNCEMENT

Reference is made to the announcement of Semiconductor Manufacturing International Corporation (the "Company") dated 14 August 2018 (the "Announcement") in relation to capital contribution and deemed disposal of equity interest in SGS. Unless otherwise defined, capitalized terms used in this announcement has the same meanings as those defined in the Announcement.

The Company would like to clarify the following inadvertent typographical errors in the Announcement:

(i)	in the second paragraph to the subsection headed “Summary of Principal Terms of the Amended JV Agreement – Parties” on page 3, the sentence should read:

"To the best of the Directors’ knowledge, information and belief and having made all reasonable enquiry, Triplecores, IC SPACES and their ultimate beneficial owners are third parties independent of the Company and its connected persons."; and

(ii)

the sentence "The cash capital contribution from SMIC Holdings is intended to be funded through internal cash flow." in the second paragraph on page 4, should read: "The cash capital contribution from SMIC Holdings was funded through internal cash flow.".

Save as disclosed above, all other information in the Announcement remains unchanged.

By order of the Board
Semiconductor Manufacturing International Corporation
Gao Yonggang
Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, the PRC

16 August 2018

As at the date of this announcement, the directors of the Company are:

Executive Directors

ZHOU Zixue (Chairman)

ZHAO Haijun (Co-Chief Executive Officer)

LIANG Mong Song (Co-Chief Executive Officer)

GAO Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

CHEN Shanzhi

ZHOU Jie

REN Kai

LU Jun

TONG Guohua

Independent Non-executive Directors

William Tudor BROWN

CHIANG Shang-Yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purposes only

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